ML JWH STRATEGIC ALLOCATION FUND L.P.

                 SUPPLEMENT DATED APRIL 1, 2002 TO PROSPECTUS
                              DATED JUNE 21, 2001


              In accordance with the rules of the Commodity Futures Trading Commission (the "CFTC"), this Supplement updates certain information contained in the Prospectus dated June 21, 2001 (the "Prospectus") of ML JWH Strategic Allocation Fund L.P. (the "Fund"). All capitalized terms used in this Supplement have the same meaning as in the Prospectus.

              Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus.

              This Supplement contains certain updated information relating to the Fund, including:
                    (1)  an updated version of the performance record of the
                         Fund set forth on page 15 of the Prospectus;
                    (2)  updated information related to the description of
                         John W. Henry & Company, Inc. ("JWH") set forth on pages 41-45 and 51-53 of the Prospectus;
                    (3) updated information related to the description of MLIM Alternative Strategies LLC ("MLIM AS LLC") set forth on pages 53-55 of the Prospectus; and
                    (4) a description of the merger of Merrill Lynch Futures Inc. ("MLF") into Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and certain litigation involving MLPF&S.

              The updated performance records must be read in conjunction with the notes on page 17 of the Prospectus.

                     * * * * * * * * * * * * * * * * * * *

              All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.

                        ------------------------------


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.
               Any representation to the contrary is a criminal
                                   offense.

                        ------------------------------

  THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR
                     ACCURACY OF THIS DISCLOSURE DOCUMENT.

                        ------------------------------

              MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                 Selling Agent

                        MLIM ALTERNATIVE STRATEGIES LLC
                                General Partner

Performance of the Fund

              The following are the monthly rates of return and the month-end Net Asset Value per Unit from January 1, 1997 through January 31, 2002.

                     ML JWH STRATEGIC ALLOCATION FUND L.P.
                       January 1, 1997-January 31, 2002
                     Aggregate Subscriptions: $465,102,153
                     Current Capitalization: $250,723,910
             Worst Monthly Decline (Month/Year): (14.60)% (11/01)
        Worst Peak-to-Valley Decline (Month/Year): (23.84)% (7/99-9/00)
              Net Asset Value per Unit, January 31, 2002: $168.42
                Number of Unitholders, January 31, 2002: 6,001


----------------------------------------------------------------------------------------------------
Month                                   Monthly Rates of Return         Month-End NAV per Unit
1997
   January                                        3.01%                       $126.87
   February                                      (0.03)                        126.83
   March                                          0.07                         126.92
   April                                         (0.46)                        126.34
   May                                           (3.11)                        122.41
   June                                           0.27                         122.74
   July                                           7.11                         131.47
   August                                        (3.31)                        127.12
   September                                     (0.66)                        126.28
   October                                        2.58                         129.54
   November                                       0.97                         130.80
   December                                       3.52                         135.40
Compound Annual Rate of Return                    9.94%
1998
   January                                       (1.51)%                      $133.35
   February                                      (0.66)                        132.47
   March                                          0.77                         133.48
   April                                         (3.38)                        128.97
   May                                            4.04                         134.18
   June                                          (1.54)                        132.11
   July                                          (1.22)                        130.50
   August                                         9.68                         143.13
   September                                      7.53                         153.91
   October                                        0.83                         155.19
   November                                      (8.11)                        142.61
   December                                       8.23                         154.34
Compound Annual Rate of Return                   13.99%
1999
   January                                       (2.82)%                      $149.98
   February                                       2.56                         153.82
   March                                         (1.11)                        152.11
   April                                          4.30                         158.66
   May                                           (0.15)                        158.41
   June                                           3.69                         164.26
   July                                          (2.81)                        159.64
   August                                         0.07                         159.75
   September                                     (2.26)                        156.13
   October                                       (7.99)                        143.66
   November                                       2.25                         146.91
   December                                      (0.35)                        146.40
Compound Annual Rate of Return                   (5.15)%
2000
   January                                         1.08%                       $147.98
   February                                        1.10                         149.61
   March                                          (4.16)                        143.39
   April                                          (1.59)                        141.10
   May                                            (1.04)                        139.63
   June                                           (3.95)                        134.11
   July                                           (3.56)                        129.33
   August                                          3.65                         134.06
   September                                      (7.26)                        124.33
   October                                         5.66                         131.37
   November                                       13.10                         148.57
   December                                       16.91                         173.69
Compound Annual Rate of Return                    18.65%
----------------------------------------------------------------------------------------------------


                                              -1-





----------------------------------------------------------------------------------------------------
2001
   January                                        (0.63)%                      $172.60
   February                                       (0.70)                        171.38
   March                                          11.35                         190.83
   April                                          (9.71)                        172.29
   May                                             2.51                         176.63
   June                                           (4.81)                        168.12
   July                                           (4.07)                        161.28
   August                                          6.00                         170.97
   September                                       2.94                         175.99
   October                                         4.20                         183.39
   November                                      (14.60)                        156.62
   December                                        8.52                         169.97
Compound Annual Rate of Return                    (2.15)%
2002
   January                                        (0.91)%                      $168.42
Compound Annual Rate of Return (1 mo.)            (0.91)%
---------------------------------------------------------------------------------------------------


                             CUMULATIVE STATISTICS

   Correlation Coefficient vs. S&P 500: (0.21) / Beta vs. S&P 500: (0.22) /
                              Sharpe Ratio: 0.25
          All financial information relates to the performance of the joint venture between the Fund and JWH, not of the Fund itself.

       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.


                 [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

 The following information updates the description of the JWH trading programs set forth on pages 43-47 of the Prospectus.

Currency Strategic Allocation Program

              The Currency Strategic Allocation Program combines JWH's currency programs as well as the models for individual foreign exchange markets within JWH's non-currency programs to trade a broadly diversified portfolio of world currencies. Its objective is reducing the volatility and risk of loss typically associated with investment in one JWH currency-only investment program. Allocations among programs and the selection of models are made at the discretion of the Investment Policy Committee in a manner similar to that applied to the Strategic Allocation Program. However, the timing and methods used for allocations in this program may not correspond to allocation changes in the Strategic Allocation Program. Maximum exposure to any one currency market will be 30%; discretionary adjustments to position size in relation to account equity can range from 50% to 200% of standard trading levels set annually by the Investment Policy Committee.

              The International Currency and Bond Portfolio is no longer traded by JWH.

              The following information updates the description of JWH set forth on pages 50-53 of the Prospectus.

JWH Principals

              Mr. John W. Henry is chairman of the JWH Board of Directors and is trustee and sole beneficiary of the John W. Henry Trust dated July 27, 1990. He is also a member of the JWH Investment Policy Committee. In addition, he is a principal of Westport Capital Management Corporation, Global Capital Management Limited, and JWH Investment Management, Inc., all affiliates of JWH. Mr. Henry oversees trading program design and composition, reviews and approves research and system development proposals prior to implementation in trading, reviews and approves of decisions involving the strategic direction of the firm, and discusses trading activities with trading supervisors. JWH's corporate officers, rather than Mr. Henry, manage JWH's day-to-day operations. Mr. Henry is the exclusive owner of certain trading systems licensed to Elysian Licensing Corporation, a corporation wholly owned by Mr. Henry, and sublicensed by Elysian Licensing Corporation to JWH and used by JWH in managing client accounts. Mr. Henry conducts his business responsibilities for JWH from Boca Raton, Florida and Boston, Massachusetts.

              Mr. Henry has served on the Boards of Directors of the Futures Industry Association ("FIA"), the National Association of Futures Trading Advisors ("NAFTA"), and the Managed Futures Trade Association, and has served on the Nominating Committee of the NFA. He has also served on a panel created by the Chicago Mercantile Exchange and the Chicago Board of Trade to study cooperative efforts related to electronic trading, common clearing, and issues regarding a potential merger. Since the beginning of 1987, he has devoted, and will continue to devote, a substantial amount to time to business other than JWH and its affiliates. From January 1999 until February 2002, Mr. Henry was chairman of the Florida Marlins Baseball Club LLC. Effective February 2002, Mr. Henry is Principal Owner of New England Sports Ventures, LLC (the "LLC"), which owns the Boston Red Sox baseball team, New England Sports Network, and certain real estate, including Fenway Park. He holds comparable positions with the individual business entities engaged in these activities. Mr. Henry expects to be regularly involved in the businesses of the LLC with professional management of the Red Sox (including its president and chief executive officer) and of the other LLC entities.

              Mr. Mark S. Rzepczynski, Ph.D., is President and Chief Investment Officer of JWH and a member of JWH's Investment Policy Committee. He is responsible for the day-to-day management of the firm. Dr. Rzepczynski is also a principal of Westport Capital Management Corporation, Global Capital Management Limited, and JWH Investment Management, Inc., all affiliates of JWH. He was Senior Vice President, Research & Trading, at JWH from May 1998 through December 2001. Prior to joining JWH in May 1998, Mr. Rzepczynski was vice president and director of taxable credit and quantitative research in the fixed-income division of Fidelity Management and Research from May 1995 to April 1998, where he oversaw credit and quantitative research recommendations for all Fidelity taxable fixed-income funds. From April 1993 to April 1995, Mr. Rzepczynski was a portfolio manager and director of research for CSI Asset Management, Inc., a fixed-income money management subsidiary of Prudential Insurance. Mr. Rzepczynski has a B.A. cum laude in Economics from Loyola University of Chicago, and an A.M. and Ph.D. in Economics from Brown University.

              Mr. David I. Ginsberg is a member of the JWH Board of Directors and special advisor to the chairman. Mr. Ginsberg joined JWH in October 1999. He is also a principal of JWH Investment Management, Inc. Before joining JWH, Mr. Ginsberg served as the managing director of the Multi-Manager Group at Global Asset Management ("GAM") from its inception in September 1989 until July 1995. This GAM group was, and continues to be, one of the largest multi-advisor groups specializing in hedge funds. Since leaving GAM, Mr. Ginsberg has been a private investor and consultant. Mr. Ginsberg received a B.A. from Kenyon College and an M.B.A., with a concentration in Finance, from Boston University.

              Mr. Ginsberg is a member of the board of directors and of the investment committee of St. Lawrence Trading, a fund of funds with assets in excess of $1.0 billion that specializes in hedge funds, and a director of the Adelphi Europe Fund, a hedge fund specializing in European equities. From October 1999 until February 2002, he was vice chairman of the Florida Marlins Baseball Club LLC. He is currently vice chairman of New England Sports Ventures LLC.

              Mr. Verne O. Sedlacek is no longer a principal of JWH.

              Mr. Ted A. Parkhill is vice president, marketing of JWH.

              The following information updates the description of MLIM AS LLC set forth on pages 53-55 of the Prospectus.

MLIM AS LLC Principals

              Mr. Robert M. Alderman was born in 1960. Mr. Alderman is a Manager of the General Partner. Mr. Alderman is a Managing Director of MLIM and global head of Retail Sales and Business Management for Alternative Investments. Prior to re-joining Merrill Lynch and the International Private Client Group in 1999, he was a partner in the Nashville, Tennessee based firm of J.C. Bradford & Co. where he was the Director of Marketing, and a National Sales Manager for Prudential Investments. Mr. Alderman first joined Merrill Lynch in 1987 where he worked until 1997. During his tenure at Merrill Lynch, Mr. Alderman has held positions in Financial Planning, Asset Management and High Net Worth Services. He received his MBA from the Carroll School of Management Boston College and a BA from Clark University.

              Mr. Ronald S. Rosenberg is no longer a principal of MLIM AS LLC.

              The following paragraphs replace the description of MLF set forth on page 55 of the Prospectus.

MLPF&S

              Effective November 2, 2001, Merrill Lynch Futures Inc. ("MLF") merged into its affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a wholly owned subsidiary of Merrill Lynch. MLPF&S became the successor party to the agreements between MLF and the Fund. The terms of the agreements remained unchanged and the merger had no effect on the terms on which the Fund's transactions were executed.

              MLPF&S, the exclusive clearing futures broker for the Fund, is a clearing member of The Board of Trade of the City of Chicago, the Chicago Mercantile Exchange, the New York Mercantile Exchange and all other principal United States commodity exchanges

              The Customer Agreement between MLPF&S and the Fund provides that MLPF&S will not be liable except for actions constituting negligence or misconduct, nor for actions taken by it in compliance with instructions given by JWH.

              The following information updates the section entitled "Merrill Lynch Litigation" on page 55 of the Prospectus.

Merrill Lynch Litigation

              Merrill Lynch & Co., Inc. as well as certain of its subsidiaries and affiliates have been named as defendants in civil actions, arbitration proceedings and claims arising out of their respective business activities. Although the ultimate outcome of these actions cannot be predicted at this time and the results of legal proceedings cannot be predicted with certainty it is the opinion of management that the result of these matters will not be materially adverse to the business operations or financial condition of MLIM AS LLC or the Fund.

              MLIM AS LLC itself has never been the subject of any material litigation.

              The following paragraph replaces the second paragraph under "Conflicts of Interest - JWH" on page 57 of the Prospectus.

              Certain of JWH's principals devote a substantial portion of their business time to ventures other than managing the Fund, including ventures unrelated to futures trading. The Fund may be at a competitive disadvantage to other accounts which are managed by advisors who devote their entire attention to futures trading. Mr. Henry and Mr. Ginsberg devote a substantial portion of their business time to ventures unrelated to JWH and futures trading, and from time to time certain JWH staff members may provide support services for those other business ventures. Those principals and others who supervise and manage JWH staff supporting other business ventures have a conflict of interest in allocating their time, and the time of certain staff members, between their duties to JWH and duties or commitments involving such other business ventures.


                 [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                       ACKNOWLEDGMENT OF RECEIPT OF THE
               SUPPLEMENT DATED APRIL 1, 2002 TO THE PROSPECTUS
         DATED JUNE 21, 2001 OF ML JWH STRATEGIC ALLOCATION FUND L.P.


              The undersigned hereby acknowledges that the undersigned has received a copy of the Supplement dated April 1, 2002 to the Prospectus dated June 21, 2001 of ML JWH Strategic Allocation Fund L.P.



INDIVIDUAL SUBSCRIBERS:                 ENTITY SUBSCRIBERS:

-------------------------------         -----------------------------------------
                                        (Name of Entity)


                                        By:
-------------------------------            --------------------------------------
Signature of Subscriber(s)

                                        Title:
                                              -----------------------------------
                                        (Trustee, partner or authorized officer)



Dated:  April___, 2002



     A signed copy of this Acknowledgment of Receipt of this April 1, 2002
            Supplement and the Subscription Agreement and Power of
                Attorney signature page from the June 21, 2001
                      Prospectus must be returned to your
                       Merrill Lynch Financial Advisor.








                                     -6-